EX HIBIT 7.1

EXHIBIT 7.1 COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

$ in millions	30 June 2004	30 June 2003	30 June 2002
AUSTRALIAN GAAP
(A) Operating Profit before tax from continuing operations (including non recurring items)	86.2	80.8	(32.8)

Net Interest Expense	16.8	26.5	54.7
50% of SPT Total Interest (1)	11.2	9.1	5.8

(B) Total Fixed Charges	28.0	35.6	60.5
(C) Total (A) plus (B)	114.2	116.4	27.7

Ratio of (C) to (B)	4.08	3.27	0.46

		Restated	Restated
US GAAP
US GAAP Profit after tax from continuing operations	83.3	69.4	(125.5)

Operating profit tax expense	20.7	26.8	26.9
Minority Interest	1.9	2.6	2.8

US GAAP Profit before Tax	105.9	98.8	(95.8)
(B) Add: Total Fixed Charges as above	28.0	35.6	60.5
(D) Total	133.9	134.4	(35.3)

Ratio of (D) to (B)	4.78	3.78	(0.58)

(1)	50% owned entities

SPT represents the South Pacific Tyres joint venture

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